SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 18, 2013
KT Corporation

By:	/s/ Youngwoo Kim
Name: Youngwoo Kim
Title: Vice President

By:	/s/ Tony Yongrae Jung
Name: Tony Yongrae Jung
Title: Team Leader

Notice of the 31st Annual General Meeting

of Shareholders

*	To be presented at the meeting

Notice of the Annual General Meeting of Shareholders

February 18, 2013

To our Shareholders,

KT will hold an Annual General Meeting of Shareholders on March 15, 2013 as described below.

At the Annual General Meeting, five items will reported, including the Business Report for the 31st fiscal year and five items will be submitted, including the financial statements, to shareholders for approval.

Shareholders holding KT’s common shares as of December 31, 2012 will be entitled to vote at the 31st Annual General Meeting of Shareholders.

I look forward to your participation.

Suk Chae Lee

Chief Executive Officer

•	Date and Time: Friday, March 15, 2013 10:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 17 Woomyun-dong, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2012

Matters to be Reported

Business Report for the 31st Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval of Financial Statement), KT’s 31st annual report is as follows.

KT has prepared its financial statements in accordance with K-IFRS since fiscal year 2011. On KT stand-alone basis, the revenue was recorded at KRW 18,863 billion in 2012, representing a decrease of 2.4% year-on-year, mainly due to tariff discounts and interconnection rate adjustments in wireless revenue and decrease in fixed-line service revenue. The operating profit was recorded at KRW 1,075 billion, representing a decrease of 35.5% year-on-year, due to expense increase such as depreciation charges from LTE* investments and labor costs from wage raise. The net income was recorded at KRW 719 billion, representing a decrease of 44.2% year-on-year, due to non-cash tax expense increase from asset transfer gains during KT’s spin-offs of satellite and real estate businesses.

The Korean telecommunication industry has experienced a fierce competition in 2012, especially in wireless subscriber acquisitions that was triggered by the launch of LTE service, as LTE service was expected to bring in higher wireless service revenues. Despite delayed commercialization of LTE service in Korea compared to competitors, KT successfully acquired 4.5 million LTE users as of the end of January 2013. KT will continue to expand its LTE market share to further grow wireless revenue. As for the fixed line service, KT plans to strengthen its position by offering strong bundle products with broadband, IPTV and other services. KT’s extensive IP-based subscriber base is KT’s upper hand in distributing virtual goods, which could create additional values to our existing strong wireless and wireline businesses.

*	LTE: Long-term Evolution

Subscribers of Major Services					(unit :1,000)

	Mobile	Broadband	IPTV	PSTN	VoIP	WiBro
Dec 2012	16,502	8,037	4,030	15,318	3,348	934
Dec 2011	16,563	7,823	3,076	15,929	3,230	744

Report on Standards and Method of Payment on Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for executive directors and the method of payment are reported as follows.

*	Definition of terms

Inside Director refers to Executive Director

Outside Director refers to Non-executive Independent Director

• Key Points of Executives Compensation Program

KT’s Executive Compensation program is designed to reward both managements’ short-term and long-term performances. The company believes it is important to maintain a balanced incentive program that encourages management not only to achieve short-term performance but also to strive for company’s long-term value enhancement. KT operates the Evaluation and Compensation Committee, which dictates annual goals and conducts performance appraisal of KT’s management. The Evaluation and Compensation Committee is comprised of only Outside Directors in order to maintain objectivity and fairness of the program. In an effort to guarantee transparency of executive compensation, performance appraisals are reported to shareholders at the Annual General Meeting of Shareholders.

KT is one of a few companies in Korea that discloses its standards and method of payment on remuneration of directors. The standards and method of payment on remuneration is reported at the Annual General Meeting of Shareholders each year pursuant to provision of KT’s Articles of Incorporation.

• Executives Compensation Components

The remuneration for executive officers consists of annual base salary, short-term performance-based incentives, long-term performance-based incentives, severance payment and allowance.

The annual base salary shall be paid on a monthly basis at an amount equivalent to one-twelfth of the annual base salary.

The amount short-term performance-based incentives—offered in cash—are in accordance with each director’s performance evaluation as appraised by the Evaluation and Compensation Committee. Specific payment schemes of short-term incentives are as follows;

•	CEO’s incentive: 0~250% of annual base salary

•	Inside directors’ incentives (excluding CEO): 0~140% of annual base salary

The amounts of long-term performance-based incentives—offered in the form of stock grant, with a lock-up period of three years—are in accordance with TSR (Total Shareholder’s Return). Specific payment schemes of long-term incentives are as follows;

•	CEO’s incentive: 0~340% of annual base salary

•	Inside directors’ incentives (excluding CEO): 0~119% of annual base salary

Severance payment is calculated using the following formulas, which should be approved at the shareholders’ meeting.

•	CEO: (average monthly salary) x (number of years in service) x (5)

•	Inside directors (excluding CEO): (average monthly salary) x (number of years in service) x (3)

Fringe benefits are paid in accordance with standards of executive fringe benefits.

As for the allowance, unfixed amount of cash are paid to Executive Officers depending on their activities to execute their duties.

• Performance Criteria Elements

KT’s performance appraisal process begins with the setting of annual goals by the Evaluation and Compensation Committee. Annual goals are set forth in alignment with the overall company’s operational & financial goals and the ultimate goal of shareholders’ value enhancement. Short-term performance and long-term goals are set separately in a balanced manner.

Short-term performance

KT’s annual goals are composed of quantitative goals and qualitative goals. These quantitative and qualitative goals are designed for balanced achievement of short-term improvement of company’s profitability and long-term enhancement of company’s competitiveness. Usually, quantitative goals are related to financial and operational performances whereas qualitative goals are focused on achieving operational and strategic goals. For the annual performance appraisal, variously weighted Key Performance Index (KPI) are set and assessed. The following table summarizes the KPI for CEO’s short-term performance appraisal in 2012.

	Annual KPI	Weight
Quantitative KPI (65)	KT Group Revenue	20
	Revenue of strategic businesses	10
	KT Group Operating Profit	20
	KT Group EBITDA[1]	15
Qualitative KPI (35)	Sustain Growth Momentum • Promote performance from Non-Telco business • Strengthen LTE[2] competitiveness	15
	Innovate Management Infrastructure • Simple & Speedy / Retrenchment management • Establish GWP(Great Work Place)	10
	CSR[3] Enhancement • Improve CS4 • Create social values	10
Total		100

*	No incentive payment if scored below 70

[1]	EBITDA(Earnings Before Interest, Tax, Depreciation & Amortization): Operating profit + D&A
[2]	Long Term Evolution
[3]	Corporate Social Responsibility
[4]	Customer Service

The Evaluation and Compensation Committee is reviewing company’s performance in 2012, and will report the evaluation results at the Annual General Shareholders’ Meeting on March 15, 2013.

Long-term performance

Long-term performance incentives are provided to reward the management’s contribution in enhancing long-term financial and operational progress. Long-term performance based incentives are offered in accordance with TSR (Total Shareholder Return), which are calculated by the relative performance of KT’s TSR against KOSPI and other domestic telecommunication service providers. The following illustrates the formula for the computation of TSR.

•	TSR = Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Goal = 100 + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

No long-term incentive will be offered if TSR scored below 85.

• Compensation for Outside Directors

Until February 2010, KT had no incentive based compensation program for outside directors. Instead, fixed amounts of compensation were paid to outside directors as allowance for any expenses occurred in the execution of their duties. However, the BOD introduced a new compensation program for outside directors from March 2010, which consists of cash and stock grant at a ratio of 3 to 1, where stock grant requires one year of lock-up period. Though cash remuneration has decreased, the total compensation amount including stock grant has increased by 10%. The total remuneration for outside directors for 2012 was recorded at KRW 531 million. The stock grant will be offered in 2013.

• Summary of Management Performance Results and Total Compensation for Directors

1) Summary of Total Compensation for Directors

(KRW billions)

Year	Inside Directors (3 persons)		Outside Directors (8 persons)		Total (11 persons)
	Total	Average	Total	Average
2010	4.7	1.6	0.6	0.08	5.3
2011	4.8	1.6	0.6	0.08	5.4
2012(E)*	4.0	1.3	0.5	0.07	4.5

*	One of the Outside Directors (Mr. Hae Bang Chung) resigned on 20th April 2012.

2) Comparison between Total Compensation and Limit on Remuneration of Directors approved at Annual General Shareholders’ Meeting

(KRW billions)

Year	Total Compensation(A)	Limit on Remuneration(B)	Payment Ratio(A/B)
2010	5.3	6.5	82%
2011	5.4	6.5	83%
2012(E)	4.5	6.5	69%

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance-based incentives, provision for severance payment and allowance.

The limit on remuneration of Directors for the year 2013 was proposed at the BOD meeting (including Inside Directors) on February 14, 2013. Information regarding the Limit on Remuneration of Directors for the year 2013 is described in Agenda Item No.5.

• Share Ownership of Directors

All of KT’s Inside Directors currently own KT shares. Inside Directors purchased KT shares from the market individually. Moreover, they were also rewarded with stock grants according to their management performance of the year 2011 with a lock-up period of 3 years.

The following table shows Inside Directors’ KT share ownership as of February 14, 2013.

Name	Title	Number of Shares	Method of Purchase
Suk Chae Lee	CEO	8,977	Purchase from the market
		38,379	Stock grant
		Total : 47,356
Sang Hoon Lee	Executive Director	7,169	Purchase from the market
		8,055	Stock grant
		Total : 15,824
Hyun Myung Pyo	Executive Director	1,720	Purchase from the market
		6,570	Stock grant
		Total : 8,290

Outside Directors were also rewarded with stock grant with a lock-up period of 1 year. Outside Directors’ current ownership of KT shares are as follows:

Name	Number of Shares	Method of Purchase
E. Han Kim	584	Stock Grant
Choon Ho Lee	583	Stock Grant
Jong Hwan Song	583	Stock Grant
Hyun Nak Lee	313	Stock Grant
Byong Won Bahk	313	Stock Grant
Sang Kyun Cha	2,400	Purchase from the market

Report on Transactions with the major stakeholders

Pursuant to Article 542-9 of the Commercial Code (Transaction with the major stakeholders) and its enforcement ordinance Article 35, such transaction should be reported at the general shareholders’ meeting.

The following transaction refers to our equity investment in an affiliated company.

•	Issuing company: kt estate (affiliate of KT)

•	Purpose of transaction: Fostering a specialized comprehensive real-estate company and enhancing the value of the business

•	Details of investment

•	Amount of investments: KRW 1,999,810,976,000

•	Investment-in-kind: KRW 1,968,810,976,000

•	Cash investments: KRW 31,000,000,000

•	Number of acquired shares: 10,000,000

•	Date of Transaction: December 1, 2012

Matters Requiring Resolution

General Information for Voting

•	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2012. As of the record date, the number of KT’s total shares issued was 261,111,808 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 243,635,806 shares.

•	Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda Item No.1, 3, 4, and 5 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

•	Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of audit committee(Agenda Item No. 4). Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,309,074 shares) are not entitled to any voting rights exceeding the “3% limit”.

Agenda Item No. 1

Approval of Financial Statements for the 31st Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 31st fiscal year is requested.

The following financial statements are KT stand alone statements prepared in accordance with K-IFRS

STATEMENT OF FINANCIAL POSITION (KT Stand Alone)

As of December 31, 2012 and 2011

(Unit: 100 million KRW)

Description	2012 Amount	2011 Amount
Current Assets	60,895	63,756
Cash and cash equivalents	11,730	7,901
Account receivables and other receivables	39,511	48,324
Inventories and other assets	9,654	7,531
Non-current Assets	204,193	200,780
Account receivables and other receivables	9,261	16,078
Tangible and intangible assets	151,315	150,515
Other non-current assets	43,617	34,187
Total Assets	265,088	264,536

Current Liabilities	73,381	60,357
Account payables and other payables	49,659	44,252
Short-term borrowings	17,810	10,862
Other current liabilities	5,912	5,243
Non-current Liabilities	72,995	86,840
Account payables and other payables	6,758	5,969
Long-term borrowings	57,852	74,154
Other non-current liabilities	8,385	6,717
Total Liabilities	146,376	147,197

Total Stockholders’ Equity	118,712	117,339

INCOME STATEMENT (KT Stand Alone)

For the Years Ended December 31, 2012 and 2011

(Unit: 100 million KRW)

Description	2012	2011
	Amount	Amount
Operating Revenue	188,632	193,236
Operating Expenses	177,885	176,577
Operating Profit	10,747	16,659
Non-operating income	6,476	8,432
Non-operating expense	2,837	4,832
Financial income	4,686	2,438
Financial expense	7,436	6,114
Income before Tax	11,636	16,583
Income tax expense	4,442	3,692
Net Income for the Year	7,194	12,891

COMPREHENSIVE INCOME STATEMENT (KT Stand Alone)

For the Years Ended December 31, 2012 and 2011

(Unit: 100 million KRW)

	2012	2011
Profit for the period	7,194	12,891
Other comprehensive income	-1,117	-653
Net gain(loss) on cashflow hedges	265	283
Changes in value of available-for-sale assets	-5	-8
Actuarial gain(loss)	-1,377	-928
Total comprehensive income for the period	6,077	12,238

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS (KT Stand Alone)

For the Years Ended December 31, 2012 and 2011

(Unit: 100 million KRW)

Description	2012	2011
	Amount	Amount
1. Retained Earnings before Appropriations	44,104	43,153
Unappropriated retained earnings	38,288	31,190
Actuarial Gain and Loss	-1,377	-928
Net income for the year	7,194	12,891
2. Transfer from Voluntary Reserves	—	—
Reserve for R&D Human Reserves	—	—
3. Appropriation of Retained Earnings	4,942	4,866
Loss on disposition of Treasury Stock	68	—
Dividends	4,874	4,866
(Current year DPS: KRW 2,000;	—	—
Previous year DPS: KRW 2,000)	—	—
4. Unappropriated Retained Earnings to be Carried over forward to Subsquent Year(1+2-3)	39,162	38,287

STATEMENT OF CASH FLOW (KT Stand Alone)

For the Years Ended December 31, 2012 and 2011

(Unit: 100 million KRW)

	2012	2011
Cash flows from Operating Activities	51,887	24,161
Cash flows from Investing Activities	-35,904	-29,516
Disposal of available-for-sale financial assets	28	30
Disposal of investments in jointly controlled entities and associates	30	4,203
Disposal of property, plant & equipment	6,080	5,420
Disposal of intangible assets	53	61
Acquisition of available for sale financial assets	-287	-322
Acquisition of investments in jointly controlled entities and associates	-3,418	-4,505
Acquisition of property, plant & equipment	-32,968	-30,065
Acquisition of intangible assets	-5,021	-4,454
Cash flows from other investing activities	-401	116
Cash flows from Financing Activities	-12,154	4,243
Proceeds from borrowings and bonds	15,946	46,673
Repayment of borrowings and bonds	-4,866	-5,861
Dividend paid to shareholders	-22,814	-37,290
Cash flows from other financing activities	-420	721
Effect of FX rate change on cash and cash equivalents	—	—
Net Increase in Cash	3,829	-1,112
Beginning of the period	7,901	9,013
End of the period	11,730	7,901

STATEMENT OF CHANGE IN EQUITY (KT Stand Alone)

For the Year Ended December 31, 2012 and 2011

(Unit: 100 million KRW)

	Capital Stock	Share Premium	Retained Earnings	AOC[3] Income (loss)	OCE[4]	Total
2011.1.1	15,645	14,403	93,992	-562	-12,566	110,911
Comprehensive income
Profit for the period	—	—	12,891	—	—	12,891
Changes in value of AFS[1] financial assets	—	—	—	-8	—	-8
Actuarial gain and loss	—	—	-928	—	—	-928
Changes on cash flow hedge	—	—	—	283	—	283
Transactions with equity holders
Dividends	—	—	-5,862	—	—	-5,862
Appropriations of loss on disposal of TS2	—	—	-3	—	3	—
Others	—	—	—	—	52	52
2011.12.31	15,645	14,403	100,089	-287	-12,511	117,339
2012.1.1	15,645	14,403	100,089	-287	-12,511	117,339
Comprehensive income
Profit for the period	—	—	7,194	—	—	7,194
Changes in value of AFS financial assets	—	—	—	-5	—	-5
Actuarial gain and loss	—	—	-1,377	—	—	-1,377
Changes in value of hedging assets	—	—	—	265	—	265
Transactions with equity holders
Dividends	—	—	-4,866	—	—	-4,866
Disposal of treasury stock	—	—	—	—	134	134
Others	—	—	—	—	29	29
2012.12.31	15,645	14,403	101,040	-27	-12,349	118,712

1:	Available for sale / 2: Treasury Stock / 3: Accumulated Other Comprehensive income(loss) / 4: Other Components of equity

Notes to KT Stand Alone Financial Statements

1. General information

KT Corporation (“the Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 206 Jungja-dong, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Company acquired 60,294,575 government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2011, the Korean government does not own any share in the Company.

2. Significant Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1 Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying financial statements.

The Company’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The financial statements of the Company were prepared in accordance with Korean IFRS. The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

2.1.1 Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Company

In accordance with the amendment to Korean IFRS 1001, Presentation of Financial Statements, the Company changed its accounting policy to present the operating profit as an amount of revenues from its main business operation less cost of sales, and selling and administrative expenses.

The Company has applied the changed accounting policy for operating profit retroactively in accordance with the amendments and the prior period statement of the income presented for comparative purpose is revised by reflecting adjustments resulting from the retrospective application. As a result of the changes in the accounting policy, other income and expenses of KRW 647,569 million and KRW 283,718 million for the year ended December 31, 2012 (2011: KRW 843,184 million and KRW 483,180 million), which were from other activities such as disposal of property and equipment, and included in operating profit under the previous standard, were excluded from operating profit. Consequently, operating income for the years ended December 31, 2012 and 2011, was decreased by KRW 363,851 million and by KRW 360,004 million, respectively, as compared to the operating profit under the previous standard. However, there is no impact on net income and earnings per share for the years ended December 31, 2012 and 2011.

(2)	New standards, amendments and interpretations not yet adopted

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2012, and not early adopted by the Company are as follows

•	Amendment of Korean IFRS 1001, Presentation of Financial Statements

Korean-IFRS 1001, Presentation of Financial Statements, requires other comprehensive income items to be presented into two groups on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This is effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company expects that the application of this amendment would not have a material impact on its financial statements.

•	Amendments to Korean IFRS 1019, Employee Benefits

According to the amendments to Korean IFRS 1019, Employee Benefits, the use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and expected returns on interest costs and plan assets that used to be separately calculated are now changed to calculating net interest expense (income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities (assets). This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is assessing the impact of application of the amended Korean IFRS 1019 on its financial statements.

•	Enactment of Korean IFRS 1113, Fair value measurement

Korean IFRS 1113, Fair value measurement, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across Korean IFRS. Korean IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within Korean IFRS. This amendment will be effective for the Company as of January 1, 2013, and the Company expects that it would not have a material impact on its financial statements.

•	Enactment of Korean IFRS 1110, Consolidated Financial Statements

Korean IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the amended Korean IFRS 1110.

•	Enactment of Korean IFRS 1111, Joint Arrangements

Korean IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture using the equity method. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the amended Korean IFRS 1111.

•	Enactment of Korean IFRS 1112, Disclosures of Interests in Other Entities

Korean IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, a joint arrangement, an associate, a consolidated structured entity and an unconsolidated structured entity. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the amended Korean IFRS 1112.

2.2 Subsidiaries, Associates and Joint ventures

The financial statements of the Company are separate financial statements based on Korean IFRS 1027, Consolidated and nonconsolidated financial statements. Investments in subsidiaries, joint ventures, and associates are recognised at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of first adoption of the Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, jointly controlled entities or associates in profit or loss when its right to receive dividend is established.

2.3 Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in ‘Korean won’, which is the Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at each reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, except when recognized in other comprehensive income as qualifying cash flow hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in profit or loss, and other changes in carrying amount are recognized in other comprehensive income.

Foreign currency translation differences on non-monetary financial assets and liabilities are recognized as a part of the fair value gain or loss. Translation differences on equity instruments classified as available-for-sale are included in other comprehensive income, while translation differences on equity instruments classified as financial assets and liabilities at fair value through profit or loss are included in the statement of income.

2.4 Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.5 Trade Receivables

Trade receivables are amounts due from customers for inventories sold or services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets where, otherwise, they are presented as non-current assets.

Trade receivables are recognized initially at fair value, less allowance for doubtful accounts. Non-current trade receivables are measured at amortized cost using the effective interest method.

2.6 Financial Instruments

(1)	Classification

The Company classifies its financial instruments in the following categories: financial assets and liabilities at fair value through profit or loss, loans and receivables, available-for-sale financial assets, held-to-maturity investments, and financial liabilities measured at amortized cost. Management determines the classification of its financial instruments at initial recognition.

1) Financial assets and liabilities at fair value through profit or loss

This category comprises two sub-categories: financial assets and liabilities classified as held for trading, and financial assets and liabilities designated by the Company as at fair value through profit or loss upon initial recognition.

A financial asset and liability is classified as held for trading if either:

•	It is acquired or incurred principally for the purpose of selling or reacquisition in the short term, or

•	It is derivatives that are not subject to hedge accounting or a financial instrument that contains embedded derivative.

The Company may designate certain financial assets and liabilities, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Company’s key management personnel.

•

A contract contains one or more embedded derivatives; the Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

Financial assets and liabilities at fair value through profit or loss are classified in current assets and current liabilities, respectively.

2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and receivables are classified as ‘cash and cash equivalents’, ‘trade and other receivables’, and ‘other financial assets’ in the financial statements.

3) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months from the end of the reporting period.

4) Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity and are categorized in ‘other financial assets’ in the financial statements. If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale financial assets. Held-to-maturity financial assets are included in non-current assets, except for those with maturities of less than 12 months from the end of the reporting period which are classified as current assets.

5) Financial liabilities measured at amortised cost

The Company classifies non-derivative financial liabilities as financial liabilities measured at amortized cost, except for financial liabilities at fair value through profit or loss or for financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition. The Company’s financial liabilities measured at amortised cost are classified as ‘trade and other payables’, ‘borrowings’ and ‘other financial liabilities’ in the financial statements. For cases not qualifying for derecognition, the transferred asset continues to be recognized and a financial liability is measured as the consideration received. Financial liabilities measured at amortized cost are included in non-current liabilities, except for liabilities with maturities of less than 12 months as of the end of the reporting period, which are classified as current liabilities.

(2)	Recognition and measurement

Regular purchases or sale of financial assets are recognized using trade date accounting. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets at fair value through profit or loss, including interest income, are presented in the statement of income within ‘finance income(costs)’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of income as part of ‘finance income’ when the Company’s right to receive dividend payments is established.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be measured reliably are measured at cost. Other available-for-sale financial assets are measured at fair value.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are reported in the statement of income as ‘finance income (costs)’.

Interest on available-for-sale financial assets calculated using the effective interest method is recognized in the statement of income as part of ‘finance income’. Dividends on available-for-sale equity instruments are recognized in the statement of income as part of ‘finance income’ when the Company’s right to receive payments is established.

(3)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

(4)	Derecognition financial assets

Financial assets are derecognized when the contractual rights to receive cash from the investments have expired or have been transferred, and the Company has substantially transferred all risks and rewards of ownership or when the risk and rewards of ownership of transferred assets have not been substantially retained or transferred and the Company has not retained control over these assets.

2.7 Impairment of Financial Assets

(1)	Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	Adverse changes in the payment status of borrowers in the portfolio; and

(ii)	National or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of income. If a loan or held to maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. The Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of income.

(2) Assets classified as available-for-sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the Company uses the criteria refer to (1) above. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the asset is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the statement of income. Impairment losses recognized in the statement of income on equity instruments are not reversed through the statement of income. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the statement of income.

2.8 Derivative Financial Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The gain or loss relating to derivative financial instruments, which are classified as financial instruments at fair value through profit or loss, is recognized as finance income(costs) in the statement of income.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

The Company designates certain derivatives as either:

•	Hedges of the fair value of a recognized asset or liability or a firm commitment (fair value hedge); or

•	Hedges of a particular risk associated with a recognized asset or liability on a highly probable forecast transaction (cash flow hedge)

The Company documents at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes on fair values or cash flows of hedged items.

The full fair value of a hedging item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(1)	Fair value hedge.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded as ‘finance income(costs)’ in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

(2)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (costs) in the statement of income.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statements of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognized in equity is immediately reclassified as finance income(costs) in the statement of income.

2.9 Trade Receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for doubtful accounts.

2.10 Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit and land which are determined using the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses.

2.11 Non-current Assets Held for Sale

Non-current assets are classified as assets held for sale when their carrying amounts are to be recovered principally through a sale transaction and the sale is highly probable. They are stated at the lower of carrying amount or fair value less costs to sell if their carrying amounts are to be recovered principally through a sale transaction rather than through continuing use and if the sale is highly probable.

2.12 Property and Equipment

All property and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributed to the acquisition of the items. However, in accordance with Korean IFRS 1101, First-time Adoption of Korean IFRS, the Company measured certain buildings and telecommunications equipment at fair value at the date of transition to Korean IFRS and the fair value is used as their deemed cost at that date.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

Estimated Useful Lives

Buildings		5 – 40 years

Structures		5 – 40 years

Telecommunications equipment		3 – 40 years

Others	Vehicles	4 years
	Tools	4 years
	Office equipment	4 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized as ‘other income (expenses)’ in the statement of income.

2.13 Investment Property

Investment property is held to earn rentals or for capital appreciation or both. Investment property is measured initially at its cost including transaction costs incurred in acquiring the asset. After recognition as an asset, investment property is carried at its cost less any accumulated depreciation and impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Land held for investment is not depreciated. Investment property, except for land, is depreciated using the straight-line method over their estimated useful lives.

The depreciation method, the residual value and the useful life of an asset are reviewed at least at the end of each reporting period and, if management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

Gains or losses arising from the disposal of investment property shall be determined as the difference between the net disposal proceeds and the carrying amount of the asset and shall be recognized as ‘other income (expenses)’ in the statement of income.

2.14 Intangible Assets

(1)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(2)	Intangible assets, except for goodwill

Separately acquired intangible assets except for goodwill are shown at historical cost. These assets have definite useful lives and carried at historical cost less accumulated amortization except for the facility usage rights. Amortization is calculated using the straight-line method to allocate the cost of assets over their estimated useful lives. However, facility usage rights (condominium membership and golf membership) are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Company.

The useful life of an asset with indefinite useful life is reviewed each period to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate. The depreciation method and useful life of an asset with definite useful life are reviewed at the end of each reporting period.

The estimated useful lives used for amortizing intangible assets are as follows:

Estimated Useful Lives
Development costs	6 years
Goodwill	indefinite useful life
Software	6 years
Industrial property rights	5 – 10 years
Frequency usage rights	5.75 – 15 years
Others [1]	3 – 50 years

[1]	Facility usage rights (condominium membership and golf membership) are classified as intangible assets with indefinite useful life.

(3)	Research and development costs

Expenditure on research is recognized as an expense as incurred. If the expense as incurred that is identifiable and when the probable future economic benefits are expected, the cost for the new merchandises and technology is recognized as intangible assets when all the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete the intangible asset and use or sell it;

•	There is the ability to use or sell the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs, previously recognized as an expense, are not recognized as an asset in a subsequent period. Capitalized development costs which are stated as intangible assets are amortized using the straight-line method when the assets are available for use and are subsequently tested for impairment.

2.15 Borrowing Costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.16 Government Grants

Grants from a government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs are deferred and recognized within ‘other income (expenses)’ in the statement of income over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to property and equipment are deferred and are credited to the statement of income on a straight-line basis over the expected lives of the related assets.

2.17 Impairment of Non-financial Assets

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.18 Trade Payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within 12 months or less. If not, they are presented as non-current liabilities. Trade payables are initially recognized at fair value and subsequently carried at amortized cost by using effective interest rate method.

2.19 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee is initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	The amounts determined in accordance with Korean IFRS 1037 Provisions Contingent Liabilities and Contingent Assets, or

•	The amounts initially recognized less the accumulated amortization accordance with Korean IFRS 1018 Revenue

2.20 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest method. The Company classifies the liability as current when it does not have an unconditional right to defer its settlement for at least 12 months after the reporting date.

2.21 Employee Benefits

(1)	Defined benefit obligation

The liability recognized in the statement of financial position in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise and past-service costs are amortized over the vesting period.

(2)	Defined contribution plan

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(3)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

2.22 Share-based Payments

The Company operates share-based compensation plans, under which the Company receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as a compensation expense in the statement of income over the vesting period.

2.23 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and an outflow of resources required to settle the obligation is probable and can be estimated reliably. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.24 Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time

Lease of property and equipment where the lessee has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in the finance lease liabilities.

The interest element of the finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of income on a straight-line basis over the period of the lease.

2.25 Capital Stock

Common stocks are classified as equity.

Where the Company purchases its own equity share capital (treasury stock), the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders until the stocks are cancelled or reissued. Where such stocks are subsequently reissued, any consideration received is included in equity attributable to the Company’s equity holders.

2.26 Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Company.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1)	Sales of services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

Sales of goods such as selling handsets are recognized when the Company has delivered products to the customer. Delivery does not occur until the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Company has objective evidence that all criteria for acceptance have been satisfied.

(3)	Interest income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

(4)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(5)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(6)	Customer loyalty programme

The Company operates a customer loyalty programme in which customers are granted rewards points. The granted reward is recognized as a separately identifiable component of the sale transaction (initial sale transaction) that grants the reward. The fair value of consideration to give or given for the initial sale is allocated to the reward points and remaining of initial sale, and the consideration allocated to the reward points is measured based on the fair value of reward in exchange of reward points, which is the fair value of reward points considered the proportion of reward points that are not expected to be redeemed. Revenue from the award credits is recognized when it is redeemed.

2.27 Current and Deferred Income Tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. Additionally, deferred income tax asset is recognized only to the extent that it is probable that the temporary difference will reverse in the foreseeable future and future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.28 Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.28 Approval of Issuance of the Financial Statements

The issuance of the Company’s separate financial statements was approved by the Board of Directors on February 14, 2012.

3. Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1 Estimated Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment in accordance with the Company’s accounting policy. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations.

3.2 Income Taxes

Current and deferred income tax are determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

3.3 Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgement to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period.

3.4 Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5 Post-employment Benefit Liabilities

The present value of the post-employment benefit liabilities depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the post-employment benefit liabilities include the discount rate. Any changes in these assumptions will impact the carrying amount of the post-employment benefit liabilities.

The Company determines the appropriate discount rate at the end of each reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the post-employment benefit liabilities. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related liability. Other key assumptions for the post-employment benefit liabilities are based in part on current market conditions.

3.6 Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate is changed, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7 Provisions

The Company records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8 Useful lives of Property and Equipments

Depreciation on the property and equipment except for land is calculated using straight line method over their useful lives as described in Note 2.12. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

Disclaimer:

Please be informed that the above notes to KT stand alone financial statements may differ in quantity and contents with the Annual General Shareholders’ Meeting Notice disclosed in Korean language, which is prepared according to the Korean Commercial Code, from other disclosures under different jurisdictions.

The following financial statements are KT consolidated statements prepared in accordance with K-IFRS

STATEMENT OF FINANCIAL POSITION (Consolidated)

As of December 31, 2012 and 2011

(Unit: 100 million KRW)

Description	2012	2011
	Amount	Amount
Current Assets	104,829	97,907
Cash and cash equivalents	20,547	14,452
Account receivables and other receivables	65,456	68,569
Inventories and other assets	18,826	14,886
Non-current Assets	239,966	222,947
Account receivables and other receivables	15,837	22,147
Tangible and intangible assets	201,021	178,253
Other non-current assets	23,108	22,547
Total Assets	344,795	320,854

Current Liabilities	112,473	87,451
Account payables and other payables	72,163	58,904
Short-term borrowings	31,866	21,124
Other current liabilities	8,444	7,423
Non-current Liabilities	100,677	108,025
Account payables and other payables	7,014	6,517
Long-term borrowings	82,367	88,861
Other non-current liabilities	11,296	12,647
Total Liabilities	213,150	195,476

Total Stockholders’ Equity	131,645	125,378

INCOME STATEMENT (Consolidated)

For the Years Ended December 31, 2012 and 2011

(Unit: 100 million KRW)

Description	2012	2011
	Amount	Amount
Operating Revenue	237,903	212,720
Operating Expenses	225,765	195,236
Operating Profit	12,138	17,484
Non-operating income	7,873	7,756
Non-operating expense	3,163	5,463
Financial income	4,964	2,660
Financial expense	7,798	6,374
Equity method gain/loss	210	-30
Income before Tax	14,224	16,033
Income tax expense	2,794	3,159
Gain/loss from Discontinued Operations	-315	1,646
Net Income for the Year	11,115	14,520

COMPREHENSIVE INCOME STATEMENT (Consolidated)

For the Years Ended December 31, 2012 and 2011

(Unit: 100 million KRW)

	2012	2011
Profit for the period	11,115	14,520
Other comprehensive income	-1,134	77
Net gain(loss) on cashflow hedges	255	282
Changes in value of available-for-sale assets	191	595
Actuarial gain(loss)	-1,417	-1,081
Currency translation differences	-66	347
Shares of OCI for jointly controlled entities	-97	-66
Total comprehensive income for the period	9,981	14,597

STATEMENT OF CASH FLOW (Consolidated)

For the Year Ended December 31, 2012

(Unit: 100 million KRW)

	2012	2011
Cash flows from Operating Activities	57,214	21,503
Cash flows from Investing Activities	-38,444	-26,480
Disposal of available-for-sale financial assets	1,131	658
Disposal of investments in jointly controlled entities and associates	218	1,026
Disposal of property, plant & equipment & real estate assets	6,187	2,408
Disposal of intangible assets	71	5,943
Acquisition of available for sale financial assets	-866	-1,888
Acquisition of investments in jointly controlled entities and associates	-595	-656
Acquisition of property, plant & equipment	-37,495	-32,083
Acquisition of intangible assets	-5,268	-4,769
Cash outflow from changes in scope of consolidation	-316	-1,921
Cash flows from other investing activities	-1,511	4,802
Cash flows from Financing Activities	-12,665	7,685
Proceeds from borrowings and bonds	42,560	72,247
Repayment of borrowings and bonds	-45,775	-60,251
Dividend paid to shareholders	-4,866	-5,862
Dividends paid to non-controlling interest	-102	-91
Cash outflow from consolidated capital transaction	-2,880	-22
Cash outflow from other financing activities	-1,602	1,664
Effect of FX rate change on cash and cash equivalents	-10	128
Net Increase in Cash	6,095	2,836
Beginning of the period	14,452	11,616
End of the period	20,547	14,452

STATEMENT OF CHANGE IN EQUITY (Consolidated)

For the Year Ended December 31, 2012

	Capital Stock	Share Premium	Retained Earnings	AOC[4] Inc.(loss)	OCE[5]	Subtotal	Non-con share	Total
2011.1.1	15,645	14,403	94,662	-794	-12,583	111,333	2,208	113,541
Comprehensive income
Profit for the period	—	—	14,466	—	—	14,466	55	14,520
Changes in value of AFS[1] financial assets	—	—	—	51	—	51	544	595
Actuarial gain and loss	—	—	-1,047	—	—	-1,047	-33	-1,081
Changes on cash flow hedge	—	—	—	282	—	282	—	282
Shares of OCI[1] of jointly controlled entities	—	—	—	-53	—	-53	6	-47
Shares of actuarial gain of jointly controlled entities	—	—	-19	—	—	-19	—	-19
Currency translation differences	—	—	—	285	—	285	62	347
Transactions with equity holders
Dividends	—	—	-5,862	—	—	-5,862	-91	-5,952
Appropriations of loss on disposal of TS3	—	—	-3	—	3	—	—	—
Changes in scope of consolidation	—	—	—	—	—	—	5,036	5,036
Changes in ownership interest in subsidiaries	—	—	—	—	-2,534	-2,534	365	-2,170
Others	—	—	—	—	142	142	185	327
2011.12.31	15,645	14,403	102,196	-229	-14,973	117,042	8,336	125,378
2012.1.1	15,645	14,403	102,196	-229	-14,973	117,042	8,336	125,378
Comprehensive income
Profit for the period	—	—	10,570	—	—	10,570	544	11,115
Changes in value of AFS[1] financial assets	—	—	—	120	—	120	71	191
Actuarial gain and loss	—	—	-1,426	—	—	-1,426	9	-1,417
Changes on cash flow hedge	—	—	—	256	—	256	-1	256
Shares of OCI of jointly controlled entities	—	—	—	-84	—	-84	-3	-87
Shares of actuarial gain of jointly controlled entities	—	—	-11	—	—	-11	—	-11
Currency translation differences	—	—	—	-50	—	-50	-16	-66
Transactions with equity holders
Dividends	—	—	-4,866	—	—	-4,866	-102	-4,968
Appropriations of loss on disposal of TS3	—	—	—	—	134	134	—	134
Changes in scope of consolidation	—	—	—	—	—	—	1,338	1,338
Changes in ownership interest in subsidiaries	—	—	—	—	1,413	1,413	-1,634	-221
Others	—	—	—	—	-7	-7	11	5
2012.12.31	15,645	14,403	106,464	13	-13,433	123,092	8,553	131,645

1: Available for sale / 2: Other Comprehensive Income / 3: Treasury Stock / 4: Accumulated Other Comprehensive income(loss) / 5: Other Components of equity

Notes to KT Consolidated Financial Statements

1 General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1027, Consolidated and Separate Financial Statements, and its 51 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Company”).

1.1 The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam-si, Gyeonggi-do, Republic of Korea, and the address of its registered head office is 206, Jungja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Controlling Company acquired 60,294,575 government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2011, the Korean government does not own any share in the Controlling Company.

1.2 Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2012, are as follows:

(in millions of Korean won) Subsidiary	Type of Business	Location	Percentage of ownership (%)[1]	Financial year end
KT Powertel Co.,Ltd [2].	Trunk radio system business	Domestic	44.8%	12.31
KT Networks Corporation	Group telephone management	Domestic	100.0%	12.31
KT Linkus Co.,Ltd.	Public telephone maintenance	Domestic	93.8%	12.31
KT Telecop Co.,Ltd.	Security service	Domestic	86.8%	12.31
KT Hitel Co.,Ltd.	Data communication	Domestic	65.9%	12.31
KT Commerce Inc.	B2C, B2B service	Domestic	100.0%	12.31
KT Tech, Inc.	PCS handset development	Domestic	93.8%	12.31
KT Capital Co.,Ltd.	Financing service	Domestic	100.0%	12.31
KT New Business Fund No.1	Investment fund	Domestic	100.0%	12.31
Gyeonggi-KT Green Growth Fund	Venture investment of Green Growth Business	Domestic	56.5%	12.31
KTC Media Contents Fund [2]	New technology investment fund	Domestic	64.3%	12.31
KT Strategic Investment Fund No.1	Investment fund	Domestic	100.0%	12.31
KT Strategic Investment Fund No.2	Investment fund	Domestic	100.0%	12.31
BC card co., Ltd.	Credit card business	Domestic	69.5%	12.31
VP Inc.	Payment security service for credit card and etc.	Domestic	50.9%	12.31
H&C Network	Call centre for financial sectors	Domestic	100.0%	12.31
BC card China Co.,Ltd.	Research and development of calculation system and software	Domestic	100.0%	12.31
U Payment Co., Ltd.	Transportation card issuance and operations	Domestic	99.1%	12.31
INITECH Co., Ltd.	Internet banking ASP and security solutions	Domestic	57.0%	12.31
InitechSmartro Holdings Co., Ltd.	Holdings company	Domestic	100.0%	12.31
Smartro Co.Ltd.	VAN(Value Added Network) business	Domestic	81.1%	12.31
Sidus FNH Corporation	Movie production	Domestic	72.4%	12.31
Nasmedia, Inc.	Online advertisement	Domestic	51.4%	12.31
Sofnics, Inc.	Software development and sales	Domestic	80.6%	12.31
KTDS Co., Ltd.	System integration and maintenance	Domestic	95.3%	12.31
KT M Hows Co.,Ltd.	Mobile marketing	Domestic	51.0%	12.31
KT M&S Co.,Ltd.	PCS distribution	Domestic	100.0%	12.31
KT Music Corporation	Online music production and distribution	Domestic	57.8%	12.31
KMP Holdings Co. Ltd.	Music production and distribution	Domestic	100.0%	12.31
KT Innotz Inc.	Software and solution related cloud computing	Domestic	100.0%	12.31
KT Skylife Co.,Ltd.	Satellite broadcasting business	Domestic	50.2%	12.31
Korea HD Broadcasting Corp.	TV contents provider	Domestic	92.6%	12.31
KT Estate Inc.	Residential Building Development and Supply	Domestic	100.0%	12.31
KT AMC Co.,Ltd.	Asset management and consulting services	Domestic	100.0%	12.31
NEXR Co.,Ltd.	Cloud system implementation	Domestic	99.8%	12.31
KTSB Data service	Data centre development and related service	Domestic	51.0%	12.31
KT Cloudware Corporation	Development of cloud computing operation	Domestic	86.2%	12.31

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Even though the Controlling Company has less than 50% ownership in KT Powertel Co.,Ltd.(44.8%), this entity is consolidated in consideration of the dispersion of the non-controlling interests and historical voting pattern at the shareholders’ meetings.

[3]

Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company holds the majority of voting right by agreement with other investors.

Changes in scope of consolidation in 2012 are as follows:

Changes	Location	Subsidiaries	Reason
		Ustream Inc. Incheonucity Co., Ltd	Newly incorporated
		KT Innoedu Co.,Ltd.(Cyber MBA)	Acquisition of control by agreement
KT Sat Co., Ltd.
	Domestic	KT Media Hub Co. Ltd.	Newly incorporated
Included
		Best Partners Co., Ltd.	Acquisition of equity
		KT Strategic Investment Fund No.2	Newly incorporated
KT Rental, KT Auto Lease Corporation, Kumho
		Rent-a-car Co., Ltd.	Acquisition of control by agreement[4]
	Vietnam	KUMHO RENT A CAR CO.,LTD.
	Philippines	Centios Philippines, Inc.	Newly incorporated
		KT Edui Co.,Ltd	Disposal of ownership interest
Excluded	Domestic	KT Capital Media Contents Fund No.1
		Soompi Meidia, LLC	Liquidation
Pay N Mobile Co., Ltd.

[4]	These entities are consolidated as the Controlling Company has obtained control in 2012.

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2012 and 2011, is as follows:

(in millions of Korean won)	2012
	Total assets		Total liabilities		Operating revenue		Net income(loss)
KT Powertel Co.,Ltd.	KRW	175,862	KRW	55,613	KRW	124,936	KRW	12,532
KT Networks Corporation		258,430		201,076		500,555		4,670
KT Linkus Co.,Ltd.		68,260		62,686		81,564		2,302
KT Telecop Co.,Ltd.		180,870		130,719		296,180		2,730
KT Hitel Co.,Ltd.[1]		249,231		79,511		443,431		(8,877)
KT Tech, Inc.		13,190		42,562		175,861		2,731
KT Capital Co.,Ltd.[1]		5,058,883		4,519,485		3,348,952		98,478
H&C Network[1]		244,031		119,086		199,143		8,745
Sidus FNH Corporation		9,534		1,921		2,066		209
Nasmedia, Inc.		90,675		47,053		23,463		6,531
Sofnics, Inc.		1,564		207		782		(279)
KTDS Co., Ltd.		171,546		115,994		570,703		17,308
KT M Hows Co.,Ltd.		26,498		16,511		28,874		1,934
KT M&S Co.,Ltd.		257,809		224,430		1,009,331		(78,241)
KT Music Corporation [1]		73,050		33,086		31,393		(2,124)
KT Innotz Inc.		3,012		344		2,609		(1,411)
KT Skylife Co.,Ltd. [1]		641,564		292,649		574,829		55,575
KT Estate Inc. [1]		1,460,511		145,885		24,861		3,124
NEXR Co.,Ltd.		2,305		1,964		2,651		(1,787)
KTSB Dataservice		32,733		265		439		(4,383)
KT Cloudware Corporation [1]		21,345		2,321		3,878		(5,397)
Centios Co., Ltd [1] (KC smart service Co.,Ltd.)		32,848		9,259		171		(3,163)
Enswers Inc. [1]		13,966		18,330		4,896		(3,010)
KT OIC Korea Co.,Ltd.		3,968		406		325		(1,569)
Ustream Inc.		3,171		858		321		(2,683)
KT Innoedu Co.,Ltd. (Cyber MBA)		10,561		5,218		10,522		308
KT Rental [1]		1,694,021		1,426,484		368,228		11,072
KT Sat Co., Ltd.		95,703		13,679		14,381		2,237
KT Media Hub Co. Ltd.		417,886		16,269		10,310		1,739
Best Partners Co., Ltd.		1,526		79		15		(57)
Korea Telecom Japan Co., Ltd.		8,284		3,955		14,458		(324)
Korea Telecom China Co.,Ltd.		1,895		38		1,863		(675)
KTSC Investment Management B.V 1		47,277		14,748		12,086		(9,837)
Korea Telecom America, Inc.		5,850		1,904		13,392		(31)

[1]	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.

2 Significant Accounting Policies

The principal accounting policies in the preparation of these financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise state.

2.1 Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The Company’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1 Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Company

In accordance with the amendment to Korean IFRS 1001, Presentation of Financial Statements, the Company changed its accounting policy to present the operating profit as an amount of revenues from its main business operation less cost of sales, and selling and administrative expenses.

The Company has applied the changed accounting policy for operating profit retroactively in accordance with the amendments and the prior period statement of the income presented for comparative purpose is revised by reflecting adjustments resulting from the retrospective application. As a result of the changes in the accounting policy, other income and expenses of KRW 787,350 million and KRW 316,297 million for the year ended December 31, 2012 (2011: KRW 775,632 million and KRW 546,256 million), which were from other activities such as disposal of property and equipment, and included in operating profit under the previous standard, were excluded from operating profit. Consequently, operating income for the years ended December 31, 2012 and 2011, was decreased by KRW 471,053 million and by KRW 229,376 million, respectively, as compared to the operating profit under the previous standard. However, there is no impact on net income and earnings per share for the years ended December 31, 2012 and 2011.

(2)	New standards, amendments and interpretations not yet adopted

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2012, and not early adopted by the Company are as follows

•	Amendment of Korean IFRS 1001, Presentation of Financial Statements

Korean-IFRS 1001, Presentation of Financial Statements, requires other comprehensive income items to be presented into two groups on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This is effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company expects that the application of this amendment would not have a material impact on its consolidated financial statements.

•	Amendments to Korean IFRS 1019, Employee Benefits

According to the amendments to Korean IFRS 1019, Employee Benefits, the use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and expected returns on interest costs and plan assets that used to be separately calculated are now changed to calculating net interest expense (income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities (assets). This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is assessing the impact of application of the amended Korean IFRS 1019 on its consolidated financial statements.

•	Enactment of Korean IFRS 1113, Fair value measurement

Korean IFRS 1113, Fair value measurement, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across Korean IFRS. Korean IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within Korean IFRS. This amendment will be effective for the Company as of January 1, 2013, and the Company expects that it would not have a material impact on the consolidated financial statements.

•	Enactment of Korean IFRS 1110, Consolidated Financial Statements

Korean IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the amended Korean IFRS 1110.

•	Enactment of Korean IFRS 1111, Joint Arrangements

Korean IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture using the equity method. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the amended Korean IFRS 1111.

•	Enactment of Korean IFRS 1112, Disclosures of Interests in Other Entities

Korean IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, a joint arrangement, an associate, a consolidated structured entity and an unconsolidated structured entity. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the amended Korean IFRS 1112.

2.2 Consolidation

The Company’s consolidated financial statements are prepared in accordance with Korean IFRS 1027, Consolidated and Separate Financial Statements.

(1)	Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally which have more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. The company also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Company’s voting rights relative to the size and dispersion of holdings of other shareholders give the company the power to govern the financial and operating policies and others.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries are de-consolidated from the date that control ceases.

The Company uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of subsidiary is the fair value of the assets transferred, equity interests issued and liabilities incurred or assumed at the date of acquisition. The consideration transferred includes the fair value of any assets or liability resulting from a contingent consideration arrangement. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company measures any non-controlling interests in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets in the event of liquidation. Other non-controlling interests are measured at the fair value unless otherwise required by other standards.

Acquisition-related costs are expense as incurred. If a business combination is achieved in stages, the acquirer’s previously held ownership of the acquire is re-measured at the fair value at the acquisition date and the resulting gain or loss is recognized as the profit and loss.

Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with Korean IFRS 1039, either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in case of a bargain purchase, the difference is recognized directly in the statement of income.

Intercompany transactions, balances and unrealised gains and losses on transactions between consolidated companies are eliminated after considering impairment of the asset transferred. Unrealized gains and losses are eliminated after recognizing impairment of transferred assets, accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(2)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(3)	Disposal of subsidiaries

When the Company ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(4)	Associates

Associates are all entities over which the Company has significant influence but not control, generally holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Company’s share of its associates’ post-acquisition profits or losses is recognized in the statement of income, and its share of post-acquisition movements in other reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses of an associate equals or exceeds its interest in the associate, including any unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

The Company should assess at the end of each reporting period whether there is any objective evidence that a investment in associates is impaired. If any such evidence exists, the Company should recognize difference between recoverable amount and carrying amount of the associates as impairment loss.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed , where necessary, to ensure consistency with the policies adopted by the Company. Dilution gains and losses arising from investments in associates are recognized in the statement of income.

(5)	Jointly controlled entities

A joint venture is a contractual arrangement whereby two or more parties (venturers) undertake an economic activity that is subject to joint control. As with associates, investments in jointly controlled entities are accounted for using the equity method and are initially recognized at cost. The Company’s investment in jointly controlled entities includes goodwill identified on acquisition, net of any accumulated impairment loss. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of assets from the joint venture until it re-sells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss

2.3 Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for making strategic decisions on resource allocation and performance assessment of the operating segments.

2.4 Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the consolidated companies are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in ‘Korean won’, which is the Controlling Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, except when deferred in other comprehensive income as qualifying cash flow hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in profit or loss, and other changes in carrying amount are recognized in other comprehensive income.

Foreign currency translation differences on non-monetary financial assets and liabilities are recognized as a part of the fair value gain or loss. Translation differences on equity instruments classified as available-for-sale are included in other comprehensive income, while translation differences on equity instruments classified as financial assets and liabilities at fair value through profit or loss are included in the statement of income.

(3)	Overseas subsidiaries

The results and financial position of all consolidated companies whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the end of the reporting period;

•	Income and expenses are translated at an average rate for the period. However, if exchange rates fluctuate significantly, the actual rate at the date of the transaction is used; and

•	All resulting exchange differences are recognized in other comprehensive income.

When the Controlling Company ceases to have control, exchange differences that were recorded in equity are recognized in profit and loss on disposal of the investment.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity. These are presented in functional currency of the foreign entity, and translated at the closing rate.

2.5 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.6 Financial Assets and Liabilities

(1)	Classification

The Company classifies its financial instruments in the following categories: financial assets and liabilities at fair value through profit or loss, loans and receivables, available-for-sale financial assets, held-to-maturity investments and financial liabilities measured at amortized cost. Management determines the classification of financial instruments at initial recognition.

1)	Financial assets and liabilities at fair value through profit or loss

This category comprises two sub-categories: financial assets and liabilities classified as held for trading, and financial assets and liabilities designated by the Company as at fair value through profit or loss upon initial recognition. A financial asset and liability is classified as held for trading if either:

•	It is acquired or incurred principally for the purpose of selling or reacquisition in the short term, or

•	It is derivatives that are not subject to hedge accounting or a financial instrument that contains embedded derivative.

The Company may designate certain financial assets and liabilities, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Company’s key management personnel.

•

A contract contains one or more embedded derivatives; the Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

Financial assets and liabilities at fair value through profit or loss are classified in current assets and current liabilities, respectively.

2)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Company’s loans and receivables are classified as ‘cash and cash equivalents’, ‘trade and other receivables’, ‘loans receivable’, ‘finance lease receivables’ and ‘other financial assets’ in the financial statements.

3)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. The available-for-sale financial assets of the Company are classified to the ‘other financial assets’ in the financial statements.

4)	Held-to-maturity investments

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity and are categorized in ‘other financial assets’ in the financial statements. If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale financial assets. Held-to-maturity financial assets are included in non-current assets, except for those with maturities of less than 12 months of the end of the reporting period which are classified as current assets.

5)	Financial liabilities measured at amortised cost

The Company classifies non-derivative financial liabilities as financial liabilities measured at amortized cost, except for financial liabilities at fair value through profit or loss or for financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition. The Company’s financial liabilities measured at amortised cost are classified as ‘trade and other payables’, ‘borrowings’ and ‘other financial liabilities’ in the financial statements. For cases not qualifying for derecognition, the transferred asset continues to be recognized and a financial liability is measured as the consideration received. Financial liabilities measured at amortized cost are included in non-current liabilities, except for liabilities with maturities of less than 12 months as of the end of the reporting period, which are classified as current liabilities.

(2)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date (the date on which the Company commits to purchase or sell the assets). Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets and liabilities at fair value through profit or loss are presented in the statement of income within ‘finance income (costs)’ in the period in which they arise. The Company recognizes a dividend income from financial assets at fair value through profit or loss in the statement of income when the Company’s right to receive payments is established.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized at cost. Other than these investments, all available-for-sale financial assets are measured at fair value.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are reported in the statement of income as ‘finance income(costs)’.

Interest on available-for-sale financial assets calculated using the effective interest method is recognized in the statement of income as part of ‘finance income’. Dividends on available-for-sale equity instruments are recognized in the statement of income as part of ‘finance income’ when the Company’s right to receive payments is established. However, in case a subsidiary is engaged in the financial industry, the realized accumulated fair value adjustment, interest and dividends on available-for-sale are recognized as ‘operating income and expense’ in the statement of income.

(3)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

(4)	Derecognition of financial assets

Financial assets are derecognized when the contractual rights to receive cash from the investments have expired or have been transferred, and the Company has substantially transferred all risks and rewards of ownership or when the risk and rewards of ownership of transferred assets have not been substantially retained or transferred and the Company has not retained control over these assets.

2.7 Impairment of Financial Assets

(1)	Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Company, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

•	Adverse changes in the payment status of borrowers in the portfolio;

•	National or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of income. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. The Company may measure impairment of the financial instruments on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of income.

(2)	Assets classified as available-for-sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the Company uses the criteria referred to (1) above. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the asset is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the statement of income. Impairment losses recognized in the statement of income on equity instruments are not reversed through the statement of income. The fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the statement of income.

2.8 Derivative Financial Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The gain or loss relating to derivative financial instruments which are classified as financial instruments at fair value through profit or loss is recognized as finance income (costs) in the statement of income.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

The Company designates certain derivatives as either:

•	Hedges of the fair value of a recognised asset or liability or a firm commitment (fair value hedge); or

•	Hedges of a particular risk associated with a recognised asset or liability on a highly probable forecast transaction (cash flow hedge)

The Company documents at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes on fair values or cash flows of hedged items.

The full fair value of a hedging item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(1)	Fair value hedge.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded as ‘finance income(costs)’ in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

(2)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is hedges is recognized in other comprehensive income. The gain of loss relating to the ineffective portion is recognized immediately as finance income (costs) in the statement of income.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate foreign borrowings is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized as financial income in the statement of income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified as finance income(costs) in the statement of income.

2.9 Trade Receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for doubtful accounts.

2.10 Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses.

2.11 Property and Equipment

All property and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributed to the acquisition of the items. However, in accordance with Korean IFRS 1101, First-time Adoption of Korean IFRS, the Company measured certain buildings and telecommunications equipment at fair value at the date of transition to Korean IFRS and the fair value is used as their deemed cost at that date.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings	5 –40 years
Structures	5 – 40 years
Machinery and equipment	3 – 40 years
(Telecommunications equipment and others)
Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	4 – 6 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘other income (expenses)’ in the statement of income.

2.12 Investment Property

Investment property is held to earn rentals or for capital appreciation or both. Investment property is measured initially at its cost including transaction costs incurred in acquiring the asset. After recognition as an asset, investment property is carried at its cost less any accumulated depreciation and impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Land held for investment is not depreciated. Investment property, except for land, is depreciated using the straight-line method over their estimated useful lives.

The depreciation method, the residual value and the useful life of an asset are reviewed at least at the end of each reporting period and, if management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

Gains or losses arising from the disposal of investment property shall be determined as the difference between the net disposal proceeds and the carrying amount of the asset and shall be recognized as ‘other income (expenses)’ in the income statement.

2.13 Intangible Assets

(1)	Goodwill

Goodwill is measured as explained in Note 2.2 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The calculation of the gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units (“CGU”), that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(2)	Intangible assets except goodwill

Separately acquired Intangible assets except for goodwill are shown at historical cost. These assets have definite useful lives and carried at historical cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of assets over their estimated useful lives. However, facility usage rights (condominium membership and golf membership) and broadcast license are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Company.

The useful life of an asset with indefinite useful life is reviewed each period to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate. The depreciation method and useful life of an asset with definite useful life are reviewed at the end of each reporting period.

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Goodwill	Unlimited useful life
Industrial property rights	2 – 10 years
Development costs	5 – 6 years
Software	2 – 10 years
Frequency usage rights	5.75 – 13 years
Others [1]	3 – 50 years

[1]	Facility usage rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

(3)	Research and development costs

Expenditure on research is recognized as an expense as incurred. If the expense as incurred that is identifiable and when the probable future economic benefits are expected, the cost for the new merchandises and technology is recognized as intangible assets when all the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete the intangible asset and use or sell it;

•	There is the ability to use or sell the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured

Other development expenditures that do not meet these criteria are recognized as expenses as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs, which are stated as intangible assets, are amortized using the straight-line method when the assets are available for use and are tested for impairment.

2.14 Borrowing Costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.15 Government Grants

Grants from a government are recognized as other income at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of income over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to property and equipment are deferred and are credited to the statement of income on a straight-line basis over the expected lives of the related assets.

2.16 Impairment of Non-Financial Assets

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17 Trade Payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year. If not, they are presented as non-current liabilities. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.18 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Financial guarantee is initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below. Any increase in the liability relating to guarantees is reported as other financial liabilities:

•	The amounts determined in accordance with Korean IFRS 1037 Provisions Contingent Liabilities and Contingent Assets, or

•	The amounts initially recognized less the accumulated amortization accordance with Korean IFRS 1018 Revenue

2.19 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest method. However, in case a subsidiary is engaged in the financial industry, the interest expenses are recognized as operating expenses since it is considered as a main business activity of the subsidiary.

The Company classifies the liability as current when it does not have an unconditional right to defer its settlement for at least 12 months after the reporting date.

2.20 Compound Financial Instruments

Compound financial instruments issued by the Company consist of convertible bond that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or expiry.

2.21 Employee Benefits

(1)	Retirement benefit liabilities

The liability recognized in the statement of financial position in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income, while costs are amortized over the vesting period.

(2)	Defined contribution plan

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(3)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

2.22 Share-based payments

The Controlling Company operates share-based compensation plans, under which the Controlling Company receives services from employees as consideration for equity instruments (options) of the Controlling Company. The fair value of the employee services received in exchange for the grant of the options is recognized as a compensation expense in the statement of income over the vesting period.

2.23 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and an outflow of resources required to settle the obligation is probable and can be reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provisions due to passage of time is recognized as an interest expense.

2.24 Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

(1)	The Company as the Lessee

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of income on a straight-line basis over the period of the lease.

Lease of property and equipment where the lessee has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the outstanding balance. The corresponding rental obligations, net of finance charges, are included in the finance lease liabilities.

The interest element of the finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

(2)	The Company as the Lessor

For finance leases, lease receivables are recognized at the amount equivalent to the net investment in the lease asset. The Company recognizes interest income, which is calculated for net finance lease receivable based on effective interest rate. Lease income from operating leases shall be recognized on a straight-line basis over the lease term. Initial direct costs incurred by lessors in negotiating and arranging operating leases shall be added to the carrying amount of the lease asset and recognized as the expenses over the lease term corresponding to the lease income.

2.25 Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26 Capital Stock

Common stocks are classified as equity.

Where the Controlling Company purchases its own equity share capital, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Controlling Company’s equity holders until the stocks are cancelled or reissued. Where such shares are subsequently reissued, any consideration received is included in equity attributable to the Controlling Company’s equity holders.

2.27 Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Company.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1)	Sales of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

Sales of goods such as selling handsets are recognized when the Company has delivered products to the customer. Delivery does not occur until the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Company has objective evidence that all criteria for acceptance have been satisfied.

(3)	Interest income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

(4)	Commission fees.

Commission fees related to credit card business recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on a accrual basis.

(5)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(7)	Customer loyalty programme

The Company operates a customer loyalty programme in which customers are granted rewards points. The granted reward is recognized as a separately identifiable component of the sale transaction (initial sale transaction) that grants the reward. The fair value of consideration to give or given for the initial sale is allocated to the reward points and remaining of initial sale, and the consideration allocated to the reward points is measured based on the fair value of reward in exchange of reward points, which is the fair value of reward points considered the proportion of reward points that are not expected to be redeemed. Revenue from the award credits is recognized when it is redeemed.

2.28 Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this exception, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the reporting date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax is recognized only to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention either to settle the balances on a net basis or to realize the asset and settle the liability simultaneously.

2.29 Deferred Loan Fees and Costs

Loan origination fees in relation to loan origination process such as upfront fee, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan using the effective interest rate method. Loan origination costs, which relates to loan origination activities such as commissions to brokers, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan, using the effective interest rate method, if the future economic benefit related costs incurred can be matched with each loan.

In addition, the amortization of the deferred loan origination fees on costs are offset and the net amounts are presented in the consolidated statement of financial position.

2.30 Non-current Assets Held for Sale and Discontinued Operations

Non-current assets (or disposal groups) are classified as ‘assets and liabilities classified as held for sale’ (or ‘groups classified as held for sale’) when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount or fair value less costs to sell.

When a component of the Company representing a separate major line of business or geographical area of operation has been disposed of, or is subject to a sale plan involving loss of control of a subsidiary, the Company discloses in the statement of income the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or group to be sold constituting the discontinued operation. The net cash flows attributable to the operating, investing and financing activities of discontinued operations are presented in the notes to the financial statements.

2.31 Approval of Issuance of the Financial Statements

The issuance of the Company’s separate financial statements was approved by the Board of Directors on February 14, 2013.

3 Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1 Estimated Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 2.17. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

3.2 Income Taxes

Current and deferred income tax are determined using tax rates and laws that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

3.3 Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgement to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period.

3.4 Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5 Post-employment Benefit Liabilities

The present value of the post-employment benefit liabilities depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligation include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit obligation.

The Company determines the appropriate discount rate at the end of each reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligation. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related liability. Other key assumptions for defined benefit obligation are based in part on current market conditions.

3.6 Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The estimate of expected terms of customer relationship is based on the historical rate. If management’s estimation is amended, it may cause significant differences in the timing of revenue recognition and amount recognized.

3.7 Provisions

The Company records provisions for litigation and assets retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8 Useful lives of Property and equipment

Depreciation on the property and equipment except for land is calculated using straight line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

Disclaimer:

Please be informed that the above notes to KT consolidated financial statements may differ in quantity and contents with the Annual General Shareholders’ Meeting Notice disclosed in Korean language, which is prepared according to the Korean Commercial Code, from other disclosures under different jurisdictions.

Agenda No. 2

Amendment of Articles of Incorporation

Inclusion of “Business Facility Management & Business Support Service” and “Energy Inspection, Energy Conservation, and other Energy Use Rationalization Business” in Article 2(Purpose)

• Addition of Business Facility Management and Business Support Service

Pursuant to the “Korean Standard Industrial Classification”, approval of the following amendment of the Articles of Incorporation is requested.

KT proposes an amendment of Article 2(Purpose)-9(Real estate and housing business) to add Business Facility Management and Business Support Service to expand its real estate business from just rental and development of real estate to a building management service. According to the “Korean Standard Industrial Classification”, KT needs to include “Facility Management and Business Support Service for Real Estate” for such expansion in the real estate business portfolio to effectively provide a building energy management consulting and facility management solutions and services. KT’s expertise in ICT* convergence will be further developed to smart-building services, which refer to monitoring of the building facility—power, lighting, network and maintenance—and analyzing such data for customized building management and control services.

*	ICT: Information & Communication Technology

• Inclusion of Energy Inspection, Energy Conservation, and other Energy Use Rationalization Business

Pursuant to the “Energy Use Rationalization Act”, approval of the following amendment of the Articles of Incorporation is requested.

KT proposes an amendment of Article 2(Purpose) to include “Energy Inspection, Energy Conservation, and other Energy Use Rationalization Business” to become an approved and designated energy inspection company. According to the “Energy Use Rationalization Act”, a company must include energy inspection as its business purpose in its Articles to be a designated energy inspection company. KT plans to advance into Building Energy Management System (“BEMS”) business which provides energy usage monitoring services using ICT. Energy inspection business is a necessary step for KT’s plans to become a total energy usage consulting service provider.

Deletion of certain disqualification criteria for outside directors in Article 25(Election of Representative Director and Directors)

• Deletion of certain outside director disqualification criteria

KT proposes an amendment of Article 25(Election of Representative Director and Directors) to delete certain disqualification criteria of outside directors in order to secure a wider selection pool of potential outside directors. The current criteria disqualify any person who presently serves or has served at any time during the past two (2) years, as an officer or an employee in; 1)KT’s competing company and for other companies which belong to the same enterprise group under the MRFTA* of such company; and 2) KT’s competing company’s largest or second largest shareholding company and for other companies which belong to the same enterprise group under the MRFTA* of such company. Numerous companies in Korea are considered conglomerate with presences in various industries. KT’s recent advancement into other business arenas – media, broadcasting, and finance – beyond the conventional telecommunication business has further limited the candidacies of potential outside directors with the specialties and experiences KT is seeking. In order to recruit more qualified outside directors, the elimination of the current disqualification criteria mentioned above is requested.

*	MRFTA: Monopoly Regulation and Fair Trade Act

Amendment of Article 27 (Election of Representative Director and Directors)

• Amendment on the re-election of an outside director

KT proposes an amendment of Article 27(Election of Representative Director and Directors) to change the maximum aggregated term of an outside director on the board to ten years, as the existing Article of Incorporation is limiting re-election of an outside director to only once or the total of 6 years. KT seeks shareholder approval to amend this clause to retain experienced outside directors on the KT board with expertise and knowledge for a longer period of time than the current maximum of 6 years. KT’s proposal – found same in National Pension Fund’s guidelines on exercise of voting rights – will limit the total term of an outside officer to ten years. This proposed amendment is also in line with the best practice in many European countries.

• Comparison between the Articles of Incorporation before and after amendments:

Before Amendment	After Amendment
Article 2. (Purpose)	Article 2. (Purpose)

9. Real estate and housing business	9. Real estate and housing business 9-1. Business facility management and business support service

25. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing	25. Energy inspection, energy conservation, and other energy use rationalization business

26. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing

Article 25. Election of Representative Director and Directors	Article 25. Election of Representative Director and Directors

o Any person who falls under any of the following disqualification criteria shall not become an outside director of kt, and any elected outside director shall be dismissed if he or she falls under any of the following disqualification criteria:

o Any person who falls under any of the following disqualification criteria shall not become an outside director of kt, and any elected outside director shall be dismissed if he or she falls under any of the following disqualification criteria:

(omitted)	(omitted)

Before Amendment	After Amendment

2. Any person who presently serves or has served at any time during the past two (2) years, as an officer or an employee for the company in competition with kt’s major business areas and for other companies which belong to the same enterprise group under the MRFTA of such company;

[Deleted]

3. Any person who presently works or has worked at any time during the past two(2) years, as an officer or an employee for the largest or second largest shareholding company in competition with kt’s major business areas and for other companies which belong to the same enterprise group under the MRFTA of such company	[Deleted]

(omitted below)	(omitted below)

Article 27. Term of Office of Directors	Article 27. Term of Office of Directors

k An outside director may be re-elected only once.	k Total term of office of an outside director shall not exceed ten years.

Agenda Item No. 3

Election of Directors

Pursuant to Article 25(Election of the Representative Director and Directors), Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation of KT, approval of the election of director is requested.

At the 31st Annual General Meeting of Shareholders, two Inside Directors and three Outside Directors shall be elected. Mr. Suk Chae Lee, the CEO and President of KT nominated two Inside Director Candidates with the consent of the Board of Directors, and the Outside Director Nominating Committee has recommended three Outside Director candidates.

Biographies of the candidates are as follows.

<Agenda Item No. 3-1, Inside Director Candidate> Hyun Myung Pyo

•

Reason for recommendation: (Re-election) He has contributed immensely in changing the stagnant mobile business, which used to focus on voice-oriented feature phones, to the smartphone-driven business with growing data demands. He has also brought in immense value to KT board of directors based on his expertise in mobile business.

•	Date of birth: October 21, 1958

•	Person nominating said candidate: CEO and President (with the consent of Board of Directors)

•	Percentage (%) of BOD Attendance in 2012: 100%

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 15, 2013 to the 32nd Annual General Meeting of Shareholders (one year)

•	Present occupation: Head of Telecommunications & Convergence, KT

•	Education

• 1998	Ph.D., Electrical Engineering, Korea University
• 1983	M.A., Electrical Engineering, Korea University
• 1981	B.S., Electrical Engineering, Korea University

•	Professional associations

• 2012 – Present	Head of Telecommunications & Convergence, KT
• 2010 – 2012	Head of Personal Customer Group, KT
• 2009 – 2010	Head of Corporate Center, KT
• 2006 – 2009	Head of WiBro Business Group, KT
• 2003 – 2006	Senior Executive Vice President, Head of Marketing Group, KTF
• 2002 – 2003	Executive Vice President, Strategy Coordinating Office, KTF

<Agenda Item No. 3-2, Inside Director Candidate> Young Kim

•

Reason for recommendation: (New election) Mr. Kim worked for BT in the United Kingdom for more than a decade prior to joining KT in 2009. He has been leading The Corporate Center of KT with his insights as a business innovation strategist. He is expected to promote more efficient management of KT.

•	Date of birth: September 8, 1956

•	Person nominating said candidate: CEO and President (with the consent of Board of Directors)

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 15, 2013 to the 32nd Annual General Meeting of Shareholders (one year)

•	Present occupation: Head of Corporate Center, KT

•	Education

• 1981	M.A., Electrical Engineering, University of London
• 1980	B.A., Electrical Engineering, University of London

•	Professional associations

• 2010 – Present	Head of Corporate Center, KT
• 2009 – 2010	Chief of Task Force Team of Group Strategy, Corporate Center, KT
• 2004 – 2009	BT Group CTO Office, Vice President of Technology & Innovation
• 2003 – 2004	BT Exact, Program Director
• 2001 – 2003	BT Exact(R&D Center), Director of New Business Development
• 1998 – 2001	BT Global, Head of Technology & Capital Investment

<Agenda Item No. 3-3, Outside Director Candidate> Jong Hwan Song

•	Reason for recommendation: (Re-election) With his experience as a Korea’s Representative to the United Nations, Dr. Song is expected to provide his global business insights to KT.

•	Date of birth: September 5, 1944

•	Person nominating said candidate: Outside Director Nominating Committee

•	Percentage (%) of BOD Attendance in 2012: 91%

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 15, 2013 to the 34th Annual General Meeting of Shareholders (three years)

•	Present occupation: Visiting Professor, Myungji University

•	Education

• 2002	Ph.D., Department of Political Science, Graduate School, Hanyang University
• 1984	Fletcher School of Law and Diplomacy, Tufts University (MALD)
• 1972	M.A., Department of International Relations, Graduate School, Seoul National University
• 1968	B.A., Department of International Relations, Seoul National University

•	Professional associations

• 2002 – Present	Visiting Professor, Department of North Korean Studies, Myongji University
• 1999 – 2002	Visiting Professor, Department of Political Science, Chungbuk National University
• 1994 – 1997	Minister, Embassy of the Republic of Korea in Washington D.C.
• 1989 – 1992	Minister, Permanent Mission of the Republic of Korea to the United Nations
• 1977 – 1982	Official dealing with Ministry of Foreign Affairs and Board of Unification Affairs, Office of the President
• 1972 – 1977	Division Chief, South-North Korea Red Cross Conference and S-N Korea Coordinating Committee

<Agenda Item No. 3-4, Outside Director Candidate> Sang Kyun Cha

•

Reason for recommendation: (Re-election) As a scholar and entrepreneur, Dr. Cha is expected to be an advisory regarding establishing the ecosystem of the software industry and in developing various convergence business opportunities. Dr. Cha has successfully set up a venture company, TIM in Silicon Valley, which offered memory database technology solutions.

•	Date of birth: February 19, 1958

•	Person nominating said candidate: Outside Director Nominating Committee

•	Percentage (%) of BOD Attendance in 2012: 100%

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 15, 2013 to the 34th Annual General Meeting of Shareholders (three years)

•	Present occupation: Professor, Department of Electrical and Computer Engineering, Seoul National University

•	Education

• 1991	Ph.D., Computer Systems, Stanford University
• 1982	M.A., Control and Measurement Engineering, Seoul National University
• 1980	B.A., Electrical Engineering, Seoul National University

•	Professional associations

• 1992 – Present	Professor, Department of Electrical and Computer Engineering, Seoul National University
• 2012 – Present	Director, Financial Management Committee, Seoul National University
• 2001 – Present	Outside Director, SAP R&D Center Korea
• 2001 – 2002	Visiting Scholar, Computer Science, Stanford University
• 1991 – 1992	Researcher, Hewlett-Packard Research Lab, Palo Alto

<Agenda Item No. 3-5, Outside Director Candidate> Do Kyun Song

•

Reason for recommendation: (New election) Mr. Song’s experiences as a CEO of a major broadcasting company in Korea and the Standing member of KCC will support KT’s future growth strategies in the media business.

•	Date of birth: September 20, 1943

•	Person nominating said candidate: Outside Director Nominating Committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 26, 2013 to the 34th Annual General Meeting of Shareholders (three years)

•	Present occupation: Advisor to Bae, Kim & Lee LLC

•	Education

• 2001	Global Executive Management, Hankuk University of Foreign Studies
• 1998	Department of Broadcasting & Journalism, Korea University
• 1971	B.A., Spanish Literature, Hankuk University of Foreign Studies

•	Professional associations

• 2011 – Present	Advisor to Bae, Kim & Lee LLC
• 2008 – 2011	Standing member, Korea Communication Commission
• 2008 – 2009	Vice-Chairman, Korea Communication Commission
• 2005 – 2008	Chair-professor, Department of Journalism and Broadcasting, Sookmyung Women’s University
• 2005 – 2008	Advisor to SBS Co.
• 1999 – 2005	CEO, SBS Co.
• 1997 – 1999	Director in Chief, SBS Co.
• 1996 – 1997	Anchor, SBS 8 o’clock News, SBS Co.
• 1992 – 1994	Editor in Chief, SBS Co.
• 1981 – 1992	MBC Newsroom

•	Board of Directors after AGM

1) BOD Members

Before AGM	After AGM

• Inside Directors
Suk-Chae Lee, President & CEO	Suk-Chae Lee, President & CEO
Hyun Myung Pyo**	Hyun Myung Pyo**
Sang Hoon Lee**	Young Kim**

• Outside Directors
E. Han Kim*	E. Han Kim*
Choon Ho Lee	Choon Ho Lee
Hyun Nak Lee*	Hyun Nak Lee*
Byong Won Bahk*	Byong Won Bahk*
Keuk Je Sung	Keuk Je Sung
Jong Hwan Song**	Jong Hwan Song
Sang Kyun Cha**	Sang Kyun Cha***
Do Kyun Song**

*Members	of Audit Committee

2) Biographies of Current Directors (excluding Outside Directors who are candidates for re-election)

E. Han Kim
Date of Birth	May 27, 1946
Current Position	Endowed Chair Professor and Director of Financial Research Center, University of Michigan
Percentage of BOD Meeting Attendance	100%*
Professional History - Director of East Asia Management Development Center - Independent Director, POSCO

Choon Ho Lee
Date of Birth	July 22, 1945
Current Position	Chairman of Board of Directors, EBS
Percentage of BOD Meeting Attendance	100%*
Professional History - Chairman of Board of Directors, EBS - Joint Representative, Korea Citizens’ Group Cooperation

Hyun Nak Lee
Date of Birth	November 4, 1941
Current Position	Chair-professor, Mass Communication and Journalism, Sejong University
Percentage of BOD Meeting Attendance	100%*
Professional History - Outside Director of Samsung Securities Co. Ltd - Executive Director, Chief Editor of Donga Ilbo Daily

Byong Won Bahk
Date of Birth	September 24, 1952
Current Position	Chairman, Korea Federation of Banks
Percentage of BOD Meeting Attendance	91%*

Professional History

-        Presidential secretary of Economic Affairs (Vice-Minister)

-        Chairman of Woori Finance Holdings & Chairman of Woori Bank Board of Directors

-        7th Vice Minister of Finance and Economy (Former Ministry of Strategy and Finance)

Keuk-Je Sung
Date of Birth	June 4, 1953
Current Position	Professor, Graduate School of International Studies, Kyung Hee University
Percentage of BOD Meeting Attendance	100%*
Professional History - Professor, Graduate School of International Studies, Kyung Hee University - Secretary General, Chairman of Board of Directors, ASEM-DUO Fellowship Program

*	Percentage of BOD Meeting attendance is calculated over 2012

3) Tenure Status of Board of Directors

	Name	Initial Appointment Date	Recent Appointment Date	End of Tenure
Inside Directors	Suk Chae Lee	Jan. 2009	Mar. 2012	AGM 2015
	Hyun Myung Pyo	Mar. 2009	Mar. 2013*	AGM 2014
	Young Kim	Mar. 2013*	Mar. 2013*
Outside Directors	Jong Hwan Song	Mar. 2010	Mar. 2013*	AGM 2016
	Sang Kyun Cha	Mar. 2012	Mar. 2013*
	Do Kyun Song	Mar. 2013*	Mar. 2013*
	Hyun Nak Lee	Mar. 2011	Mar. 2011	AGM 2014
	Byong Won Bahk	Mar. 2011	Mar. 2011
	E. Han Kim	Mar. 2009	Mar. 2012	AGM 2015
	Choon Ho Lee	Mar. 2009	Mar. 2012
	Keuk-Je Sung	Mar. 2012	Mar. 2012

*	implies the date under the assumption of approval of election at the 31st AGM.
**	refers to directors who are new candidates for KT Board of Directors

Agenda Item No. 4

Election of member of Audit Committee

Pursuant to the Article 415-2(Audit Committee) and Article 542-11(Audit Committee) of Commercial Code, and Article 43(Audit Committee) of Articles of Incorporation of KT, election of the members of the Audit Committee is hereby requested.

KT’s Audit Committee consists of three or more Outside Directors.

At this Annual General Meeting of Shareholders, one(1) member of the Audit Committee will be elected.

Biography of the candidate is as follows:

<Agenda Item No. 4-1> Sang Kyun Cha

The biography of Mr. Sang Kyun Cha is on page 82.

Following are reasons for recommendation:

• Reason for recommendation: As a meticulous engineer with abundant knowledge in ICT business, Dr. Cha is expected to provide his insights during KT’s ICT related business audit process. Moreover, his experience as a venture company founder and a member of Financial Management Committee in Seoul National University will be highly appreciated as a member of Audit Committee.

• Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,309,074 shares) are not entitled to any voting rights exceeding the “3% limit”.

Agenda Item No. 5

Approval of Limit on Remuneration of Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of limit on remuneration for directors is required.

Pursuant to provisions of the Articles of Incorporation, a limit on remuneration for directors shall be approved at the Annual General Meeting of Shareholders.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of Outside Directors only. The committee has the duty to evaluate the performance of the CEO. The committee also proposes the limit on remuneration of directors to the shareholders for approval.

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance based incentives, provision for severance payment and allowance.

The Limit on Remuneration of Directors for 2013 proposed by the BOD is KRW 6.5 billion, which is the same amount as last year.

Summary of total compensation for directors in 2012(E) is presented on page 10. The total payment to directors would be estimated 69% of limit on remuneration.